March 30, 2018

BY EDGAR AND E-MAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Mr. Wilson K. Lee
Re:	American Tower Corporation Form 10-K for the year ended December 31, 2017 Filed on February 28, 2018 File No. 001-14195

Ladies and Gentlemen:
This letter is submitted on behalf of American Tower Corporation (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated March 19, 2018 to Thomas A. Bartlett, Executive Vice President, Chief Financial Officer and Treasurer of the Company relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 (the “Form 10-K”). As used herein, the terms “American Tower,” “we,” “us,” and, with correlative meaning, “our,” refer to American Tower Corporation and its subsidiaries.

For reference purposes, the Staff’s numbered comment has been reproduced below in italics with the Company’s response immediately following the comment.

Form 10-K for the year ended December 31, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

1)
Reference is made to page 30 where you discuss the ongoing transition from 2G to 4G technology in India. We also note your growing presence within India through acquisitions in the last few years and the dynamic and evolving environment such as the accelerated consolidation of carriers in the marketplace. Given such facts and circumstances, please expand your discussion in future filings to include a more robust discussion and analysis of any known trends or uncertainties related to the current Indian marketplace and its reasonably expected impact upon your operations and any events that are likely to cause a material change in the relationship between costs and revenues. Reference is made to Rule 303(a)(3)(ii) of Regulation

S-K and SEC Interpretive Release 33-8350 “Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations”.

Response to Comment No. 1

We acknowledge the Staff’s comment and in response will clarify and expand our disclosures to include more detail, to the extent material, commencing with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2018.

Further, we respectfully submit to the Staff that the existing disclosure in the Form 10-K includes a discussion and analysis of the material trends or uncertainties related to the current Indian marketplace and their reasonably expected impacts on our operations. For example, in addition to the discussion noted by the Staff on page 30 of the Form 10-K, on page 28, we disclose that “[w]e do anticipate an increase in revenue lost from cancellations or non-renewals in 2018 primarily due to carrier consolidation-driven churn in Asia, which is likely to result in a modestly higher impact on our revenues, including tenant billings, as compared to the historical average.” (We note that India currently comprises the entirety of the Asia segment.) Furthermore, on pages 53-54, we discuss certain critical accounting estimates that were and could be further impacted by the carrier consolidation in India. We based this disclosure on the facts and circumstances known at the time, will continue to monitor changes in the marketplace and factor those changes, if any, into our estimates.

We propose to revise our disclosure to be substantially similar to the following, with proposed revisions indicated in bold and italics and deletions indicated in ~~strikethrough~~, subject to changes to reflect then-current market conditions and expectations:

On page 28:

“We do anticipate an increase in revenue lost from cancellations or non-renewals in 2018 primarily due to carrier consolidation-driven churn in ~~Asia~~ India, which is likely to result in a modestly higher impact on our revenues, including tenant billings, as compared to the historical average, particularly in our Asia property segment. We also expect this churn will compress our gross margin and operating profit for the duration of the carrier consolidation process, particularly in our Asia property segment, although we expect this to be partially offset by lower expenses due to reduced tenancy on existing sites. In addition, we expect to periodically evaluate the carrying value of our Indian assets, which may result in the realization of impairment expense or other similar charges. For more information, please see Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2017 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Critical Accounting Policies and Estimates.”

[For the quarter ended [March 31], 2018, Indian carrier consolidation-driven churn negatively impacted our consolidated property revenue by $[•] million, including approximately $[•] million in pass through revenue, and negatively impacted our gross margin and operating profit margin by [•] and [•] basis points, respectively.] [To be included to the extent material]

On page 30:

“In India, the ongoing transition from 2G technology to 4G technology has included and is expected to continue to include a period of carrier consolidation over the next several years, whereby the number of carriers operating in the marketplace will be reduced through mergers, acquisitions and select carrier exits from the marketplace. Over the long term, this consolidation process is expected to result in a more favorable structural environment for both the wireless carriers as well as communications infrastructure providers. In the shorter term, ~~the consolidation process has resulted and is likely to further result~~ as discussed above, we expect the consolidation process to continue to result in elevated levels of churn within our India business, ~~as certain components of the combined carrier networks and carrier exits are decommissioned to allow for a more robust 4G deployment in the future~~ as merging carriers rationalize redundant legacy equipment installations and as select carriers exit the marketplace.”

* * * *

If you require additional information or would like to discuss, please telephone the undersigned at (617) 375-7500.

Very Truly Yours,
/s/ Edmund DiSanto
Edmund DiSanto
Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

cc:	Thomas A. Bartlett
American Tower Corporation
Sandra L. Flow, Esq.
Cleary Gottlieb Steen & Hamilton LLP